Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

OF

CLEARONE, INC.

ClearOne, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

1.  The name of the Company is ClearOne, Inc.  The Company’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on October 25, 2018.

2.  The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, duly adopted resolutions amending the Certificate of Incorporation as follows:

The Certificate of Incorporation of ClearOne, Inc. (the “Corporation”) as currently in effect is hereby amended to add the following after the first paragraph of Section (a) of Article III thereof:

“At 5:00 p.m. Eastern Time on June 9, 2025 (the “Effective Time”), pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each fifteen (15) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock as a result of the Reverse Stock Split shall be entitled to receive in lieu of such fractional share interests, upon the Effective Time, one whole share of Common Stock in lieu of such fractional share interests.”

3.  Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment to the Certificate of Incorporation was submitted to the stockholders of the Company for their approval and was duly adopted in accordance with Section 242 of the DGCL.

4.  All other provisions of the Certificate of Incorporation as currently on file with the Secretary of State of the State of Delaware, shall remain in full force and effect.

In Witness Whereof, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 2nd day of June, 2025.

CLEARONE, INC.
By:	/s/ Derek Graham
Name: Derek Graham
Title: Chief Executive Officer